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EXHIBIT 20

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Proxima ASA

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of Proxima ASA and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in Norway. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards ("GAAS") in Norway, which are substantially the same as GAAS in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Generally accepted accounting principles vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for each of the three years in the period ended December 31, 1999 and shareholders' equity as at December 31, 1999 and 1998 to the extent summarized in Note 17 to the consolidated financial statements

PricewaterhouseCoopers DA

Oslo, Norway
February 15, 2000, except for Note 17
and Note 18, which is as of April 5, 2000

PROXIMA GROUP

BALANCE SHEETS

December 31, 1999 and 1998

Figures in NOK 1,000	Note	1999	1998*
Assets
Fixed Assets:
Intangible assets
Deferred tax assets	6	88,733	15,189
Goodwill	7	194,617	290,002

Total intangible assets		283,350	305,191

Tangible fixed assets:
Property and equipment	8	34,006	17,484

Total tangible fixed assets		34,006	17,484

Long-term financial assets:
Long-term receivables		493	222
Investment in shares			9,718

Total long-term financial assets		493	9,940

Total Fixed Assets		317,849	332,615

Current Assets:
Inventory	9	211,590	204,845

Receivables
Trade accounts receivable		505,537	382,294
Other receivables		24,665	66,021

Total receivables		530,202	448,315

Cash and cash equivalents	10	330,090	321,638

Total Current Assets		1,071,882	974,798

Total Assets		1,389,731	1,307,413

*
The financial statements have been restated in accordance with the new Accounting Act of 1998.

The accompanying notes are an integral part of these consolidated financial statements.

PROXIMA GROUP

BALANCE SHEETS

December 31, 1999 and 1998

Figures in NOK 1,000	Note	1999	1998*
Equity and Liabilities
Shareholders' Equity:
Paid-in capital
Share capital		83,122	82,654
Additional paid-in capital		35,064

Total paid-in capital		118,186	82,654

Retained earnings:
Other equity		783,745	647,308

Total retained earnings		783,745	647,308

Total Equity	11	901,931	729,962

Liabilities:
Provision for commitments
Pension liabilities	13	251	231

Total provision for commitments		251	231

Other long-term liabilities:
Debts to financial institutions			5,327

Total other long-term liabilities		0	5,327

Short-term liabilities:
Debts to financial institutions		5,635	171,225
Accounts payable		310,174	263,846
Taxes payable	6	46,149	40,143
Employee taxes and social security costs		20,219	9,384
Other short-term liabilities		105,372	87,295

Total short-term liabilities		487,549	571,893

Total Liabilities		487,800	577,451

Total Equity and Liabilities		1,389,731	1,307,413

*
The financial statements have been restated in accordance with the new Accounting Act of 1998.

The accompanying notes are an integral part of these consolidated financial statements.

PROXIMA GROUP

INCOME STATEMENT

For the year ended December 31

Figures in NOK 1,000	Note	1999	1998*	1997*
Sales revenue	4	2,323,335	1,575,582	604,321
Cost of goods sold		1,613,547	1,077,890	348,357
Salaries	5	192,005	143,091	63,650
Amortization of goodwill	7	21,523	14,350	0
Depreciation	8	12,918	11,935	4,251
Other operating expense	16	289,521	175,977	61,054

Operating profit		193,821	152,339	127,009

Financial income	3	48,128	27,074	18,340
Financial expenses	3	29,461	24,254	9,888

Income before income taxes		212,488	155,159	135,461

Taxes	6	77,250	54,522	37,418

Net income for the year		135,238	100,637	98,043

Basic EPS (NOK)		3.27	2.48	2.69
Diluted EPS (NOK)		3.16	2.43	2.67

*
The financial statements have been restated in accordance with Norway's new Accounting Act of 1998.

The accompanying notes are an integral part of these consolidated financial statements.

PROXIMA GROUP

STATEMENT OF CASH FLOWS

For the year ended December 31

Figures in NOK 1,000	1999	1998	1997
Cash flows from operating activities:
Net income before taxes	212,488	155,159	135,461
Tax paid in the period	(58,680)	(42,423)	(25,119)
Loss/profit on sale of fixed assets	(12,273)
Depreciation and amortization	34,441	26,285	4,251
Write-down of fixed assets		1,294	0
Change in inventory	1,210	9,327	(31,552)
Change in accounts receivable	(107,785)	54,000	(98,789)
Change in accounts payable	35,600	(16,378)	38,943
Change in other assets and liabilities	67,836	(15,367)	(4,360)
Changes in pension liabilities	20	128	405

Net cash provided by operating activities	172,857	172,025	19,240

Cash flows from investing activities:
Proceeds from sale of fixed assets	315
Payments for purchase of property and equipment	(25,519)	(19,001)	(5,298)
Payments/proceeds on loan	(271)	(180)	126
Proceeds from sale of shares	22,329
Purchase of shares in subsidiary		(489,831)

Net cash used in investing activities	(3,146)	(509,012)	(5,172)

Cash flows from financing activities:
Proceeds from share issuances	10,668	325,217	83,822
Payments received on long term liabilities		5,327
Repayment of short term liabilities	(181,125)
Payments received on short-term liabilities		170,986

Net cash provided by (used in) financing activities	(170,457)	501,530	83,822

Net change in cash for the year	(746)	164,543	97,890

Cash and cash equivalents at the beginning of the period	321,638	157,095	59,205
Effect of foreign exchange on cash and cash equivalents	9,198

Cash and cash equivalents at the end of the period	330,090	321,638	157,095

The accompanying notes are an integral part of these consolidated financial statements.

PROXIMA GROUP

NOTES TO FINANCIAL STATEMENTS

Three years ended December 31, 1999

Note 1—Accounting Principles and the Effect of Changes made to the Accounting Principles

    The annual accounts have been drawn up in accordance with the Accounting Act of 1998 and have been prepared according to Norwegian accounting standards. Several accounting principles have been changed in accordance with the Accounting Act. These changes are described below.

Basis of Consolidation

    The group accounts cover the parent company Proxima ASA and all companies in which it controls more than 50% of the voting rights, whether directly or indirectly. The group accounts show the overall financial performance and overall financial position when the parent company and the subsidiaries are presented as a financial entity. Therefore, shares in subsidiaries, internal claims and debts as well as intercompany transactions have been eliminated when preparing the group accounts. Unrealized gains in inventory that are derived from internal deliveries are eliminated in the group's inventory. The foreign subsidiary's balance sheet is translated at the exchange rates on the balance sheet date. The income statement has been translated at average rates for the year. All translation differences are included directly in equity.

    As of December 31, 1999, the group comprised the following companies:

Proxima ASA	Parent company
Proxima Corporation, USA	100%
ASK AS, Norway	100%

    In April 1998, Proxima ASA set up a subsidiary in the USA under the name BD Acquisition Corporation. The company purchased all the shares in Proxima Corporation, a distribution company with the bulk of its operations in the U.S. These companies merged immediately after the acquisition. The merged company acquired the name Proxima Corporation. The accounts for 1998 contain income and costs in Proxima Corporation from April 14, 1998. With effect from January 21, 1999, ASK LCD Inc., the wholly-owned subsidiary, was merged with Proxima Corporation.

    The accounts have been prepared using the purchase method for the acquired subsidiary. In conjunction with the acquisition, a detailed assessment of actual value of various asset and debt items was carried out. As a result of a planned coordination of the operations of Proxima Corporation and Proxima ASA, a provision for planned restructuring costs was also made. The cost price for shares that could not be allocated to specific asset or debt items has been classified as goodwill in the consolidated balance sheet. The goodwill amount is amortized on a straight-line basis over 15 years. Amortization over more than five years is justified by the fact that the company is a distribution company with a strong brand name.

    In connection with the finalization of the purchase price allocation, certain reclassifications to the balance sheet were recorded as of December 31, 1999.

    There is no activity in the Norwegian subsidiary ASK AS.

Classification

    Assets determined for permanent use and receivables that fall due later than one year after the financial year-end are classified as fixed assets. All other assets are classified as current assets. The same basis for classification has been used for liabilities.

Valuation Principles

Use of Estimates

    Preparation of the consolidated accounts in accordance with generally accepted accounting principles requires that the board and management of the company make estimates and establish conditions which have an influence on the value of assets and liabilities in the balance sheet and reported income and costs for the financial year. The final values realized may deviate from these estimates.

Recognition of Revenue

    All sales are taken to income on the delivery date. Sales are gross sales less commissions, discounts and any other price reductions.

Accounts Receivable

    Trade accounts receivable and other receivables are entered in the balance sheet at face value less a provision to cover bad debts. A provision for bad debts is made on the basis of an individual assessment of each claim.

Transactions and Reserves in Foreign Currencies

    Income statement items are entered in the individual accounts at the exchange rate on the transaction date. Current assets, accounts receivable and accounts payable in foreign currencies are translated at the exchange rates on the balance sheet date. Realized/unrealized currency gain and realized/unrealized currency loss are classified as financial items in the income statement.

Inventory

    Inventory is valued at the lower of cost and net realizable value on a first-in/first-out basis. For raw materials and work in progress net realizable value is calculated as the realizable value of finished goods less remaining manufacturing costs and sales costs. The cost price of manufactured goods comprises direct materials, direct wages and allocated indirect manufacturing costs.

Research and Development Costs

    Research and development costs are expensed as incurred.

Property and Equipment

    Tangible fixed assets are reported at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated life of each asset. When fixed assets are sold or disposed of, gains/losses are included as operating income/cost.

Pension Costs

    The parent company provides its employees with a collective (secured) pension plan, which gives fixed future pension benefits based on the number of years of service and the expected salary upon retirement. The parent company also provides an unsecured pension plan for some of its employees. These pension commitments are paid using the company's own funds and the liabilities are subject to provisions. For secured pensions, overall liabilities are valued against overall pension funds in the pension plan. When valuing pension funds and pension commitments, the estimated value at year-end is used. In the balance sheet, secured and unsecured pension liabilities are shown combined under long-term liabilities. Pension costs are recorded in the accounts in accordance with the accounting standards governing pension costs. The main principle is that the pension liabilities are charged against income when they occur, i.e. as they are earned through employment. When calculating them, a straight-line earning profile is used, and the expected final salary is used as the earnings basis. Net pension costs are recorded in the income statement under "Salaries". Employers' contributions are accrued for unsecured pensions. For secured pensions, employers' contributions are charged against income based on pension premiums paid.

    Proxima Corporation provides a contributory pension plan. The premium for this is charged against income on an ongoing basis.

Stock-Based Compensation

    The group records its stock-based compensation plans in the accounts according to guidelines published by the Oslo Stock Exchange. Accompanying notes provide pro forma information of the effects these plans would have on net income and profit per share if they were recorded at actual value.

Earnings per Share

    Earnings per share are calculated on the basis of the time-weighted average of the number of outstanding shares in the company in the period. Diluted earnings per share are based on the time-weighted average of the number of outstanding shares in the company taking into consideration the diluting effect of potential shares in the company.

    The following table shows the basis for calculations of earnings per share and diluted earnings per share:

Figures in NOK 1,000	1999	1998	1997
Net income for the year	135,238	100,637	98,043
Average number of shares in the company	41,341,551	40,637,481	36,471,620
Average number of potential diluting shares:
Stock options	1,424,407	801,834	307,490
Average number of shares in the company taking into consideration the diluting effect of potential shares in the company	42,765,958	41,439,315	36,779,110

Taxes

    Taxes are expensed as incurred, i.e. the tax cost is linked to the income before taxes for accounting purposes. In principle, the tax cost consists of payable taxes and changes in deferred tax assets and liabilities. Deferred tax assets in the balance sheet are calculated on the basis of net temporary differences between accounting and tax values. In conjunction with the acquisition of Proxima Corporation, this company had substantial net tax-reducing temporary differences and losses to carry forward. The possible deferred tax assets linked to these temporary differences are included in goodwill in the acquisition balance sheet. The tax assets utilized in 1999 were reclassified from goodwill to deferred tax assets in the balance sheet.

Cash and Cash Equivalents

    Cash and cash equivalents consist of cash, cash equivalents and investments which fall due within three months of the time of making the investments.

Warranty Expenses

    Estimated future warranty obligations related to the group's products are provided by charges to operations in the period in which the related revenue is recognized.

Amendments to Accounting Principles

    Proxima ASA introduced new accounting principles in accordance with the Accounting Act of 1998 to take effect on December 31, 1996.

Deferred Tax Assets

    In accordance with previous acts, it was not permitted to enter net deferred tax assets in the balance sheet.

Long-Term Items in Foreign Currencies

    In accordance with previous acts, long-term items in foreign currencies were entered at the lowest/ highest value's principle, as the case might be, for assets and liabilities. According to the new Accounting Act, all items in foreign currencies are entered at the exchange rate on the balance sheet date.

    The amendments to the accounting principles were included in shareholders' equity in the accounts as of December 31, 1996. We refer to note 11 where the effect of shareholders' equity is given in detail.

Corresponding Figures

    The corresponding figures in the balance sheet and the income statement are restated according to principles in the new Accounting act.

Note 2—Financial Market Risk

    Financial instruments which are subject to credit and currency risk consist mainly of cash and cash equivalents and accounts receivable. Cash and cash equivalents are principally administered by two financial institutions. The main part of accounts receivable are not collateralized, but some are collateralized by use of Letter of Credit. The group assesses the creditworthiness of its customers on an ongoing basis and makes an accrual for possible bad debts. As at December 31,1999 and 1998, no customers accounted for more than 10% of total accounts receivable.

    The group is exposed to changes in exchange rates through large quantities of the materials used in production being bought from abroad, principally Asia. Similarly, a large percentage of the company's sales income is received in foreign currencies. Exposure to changes in foreign currency is to some extent covered by hedging with forward contracts. As at December 31, 1999, two transactions were in effect, totaling USD 4 million at an exchange rate of NOK 7.97, both falling due Q 1 2000. Unrealized profit/loss on forward contracts in foreign currencies were valued on the basis of the market exchange rate at the end of the year. The group has a foreign currency loan in USD which is being paid off on an ongoing basis via income in the same currency.

Note 3—Single Transactions and Merged Items

    In 1999, the group sold its shares in Laser Power Corporation. The sale made a gain of NOK 12.0 million which is recorded as income under financial income.

Figures in NOK 1,000	1999	1998	1997
Financial Income
Interest income	11,748	6,156	2,881
Currency gain	24,331	20,918	15,459
Gain from sales of shares	12,049	—	—

Total financial income	48,128	27,074	18,340

Financial Expenses
Currency loss	21,813	16,500	9,413
Other financial expenses	7,648	7,754	475

Total financial expenses	29,461	24,254	9,888

Note 4—Sales Revenue

    Based on guidelines issued by Norsk Regnskapsstiftelse (the Norwegian Institute of Accounting), the group has defined its activities as falling within one segment. Sales are geographically distributed as follows:

Sales Geographically Distributed	1999	1998	1997
America	63%	55%	16%
Europe	28%	38%	69%
Asia	9%	7%	15%

Total	100%	100%	100%

    No single customer accounted for more than 10% of turnover in the financial years ending in 1999, 1998 and 1997.

Note 5—Salaries

Figures in NOK 1,000	1999	1998	1997
Salaries	165,532	128,995	56,330
Social security costs	20,025	10,248	4,973
Pension costs	4,650	2,280	1,232
Other benefits	1,798	1,568	1,115

Total	192,005	143,091	63,650

Average number of employees	405	321	161

    Auditing fees for 1999 charged against income amounted to NOK 1,145,400. Additional fees for other services totaled NOK 923,650.

Note 6—Taxes

    Taxes for the group are distributed as follows:

Figures in NOK 1,000	1999	1998	1997
Norway	36,837	39,550	37,418
Other countries	40,413	14,972	—

Total	77,250	54,522	37,418

    The difference between the nominal tax rate in Norway and the group's effective tax rate is as follows:

Income before taxes	212,488	155,159	135,461
Nominal tax rate in Norway (28%)	59,497	43,445	37,929
Permanent differences	806	265	74
Higher tax rates abroad	10,921	5,186	—
Tax effect of non-deductible goodwill amortization	6,026	4,879	—
Other	—	747	(585)

Effective taxes	77,250	54,522	37,418

Specification of Basis for Deferred Tax Assets:
Net Timing Differences
Fixed assets	2,494	9,835	(745)
Current assets	198,181	195,444	32,048
Liabilities	13,061	10,232	8,846
Tax losses to be carried forward	65,076	83,800	—

Total	278,812	299,311	40,149

Deferred tax assets	101,553	111,887	11,242
Non-recognized deferred tax assets	(12,820)	(96,698)	—

Deferred tax assets recorded in the balance sheet	88,733	15,189	11,242

    Deferred tax assets are recorded in the balance sheet to the extent it is probable such assets are realizable in the future.

    In 1998 and 1997 respectively, NOK 11.5 million and NOK 2.6 million in tax assets were linked to tax-deductible share issue expenses included in shareholders' equity in Proxima ASA.

Note 7—Intangible Assets (Goodwill)

Figures in NOK 1,000	1999
Acquisition cost as of 01.01.99	304,453
Acquisitions for the year	0
Reclassification	(89,468)
Currency translation difference	17,603

Acquisition cost as of 12.31.99	232,588

Amortization as of 12.31.99 incl. currency translation difference	37,971

Value recorded in the balance sheet as of 12.31.99	194,617

Amortization for the year	21,523

Goodwill

    Goodwill has increased following the acquisition of Proxima Corporation. The goodwill amount is amortized on a straight-line basis over the estimated life of 15 years. Goodwill resulting from the acquisition contains possible tax assets for tax-reducing temporary differences in conjunction with the acquisition. In 1999, NOK 89.5 million was reclassified from goodwill to deferred tax assets.

Product Research and Development

    During the fiscal year, the group completed the following research and development projects:

  •
  The COMPACT series projectors, consisting of C1, C2, C5 and C6.

  •
  The IMPRESSION series projectors were upgraded through launching A8+, A9+ and A10+.

  •
  The ASK M5 projector.

    A total of NOK 62.8 million in research and development costs were expensed in 1999.

Note 8—Property and Equipment

Figures in NOK 1,000
Acquisition costs as of 01.01.99	129,880
Acquisitions for the year	25,519
Sales for the year	(53,889)
Currency translation difference	6,420
Value recorded in the balance sheet as of 12.31.99	107,930

Accumulated depreciation as of 12.31.99 incl. currency translation difference	73,924

Value recorded in the balance sheet as of 12.31.99	34,006

Depreciation for the year	12,918

Economic lifetime Depreciation plan	3-5 years

    Operating lease expense amounted to 5,942 in 1999 and 3,384 in 1998.

Note 9—Inventory

Figures in NOK 1,000	1999	1998
Raw materials	88,267	46,464
Work in progress	12,724	8,001
Finished goods	110,599	150,380

Total inventory	211,590	204,845

Note 10—Cash Equivalents, etc.

Figures in NOK 1,000	1999	1998
Restricted bank deposits	3,658	3,493

Note 11—Shareholders' Equity

Figures in NOK 1,000	Share capital	Additional paid-in apital	Other equity	Total Shareholders' equity
Shareholders' equity 12.31.96	11,925	41,163	60,102	113,190
Effect of new Accounting Act:
Recording of deferred tax assets in the balance sheet	—	—	4,349	4,349
Introduction of current market value for long-term receivables	—	—	180	180

Revised shareholders' equity 12.31.96	11,925	41,163	64,631	117,719

Shareholders' equity 12.31.97	75,254	8,470	217,657	301,381

Change in shareholders' equity for the year
Issue of shares	7,400	24,662	304,638	336,700
Share issue expenses, net after taxes	—	(8,268)	—	(8,268)
Income for the year	—	—	100,637	100,637
Currency translation differences	—	—	(488)	(488)

Shareholders' equity 12.31.98	82,654	24,864	622,444	729,962

Change in shareholders' equity for the year
Issue of shares	468	10,200	—	10,668
Income for the year	—	—	135,238	135,238
Currency translation differences	—	—	26,063	26,063

Shareholders' equity 12.31.99	83,122	35,064	783,745	901,931

Note 12—Stock Option Plan

    The board has been granted authorization by a resolution of the general meeting to expand the share capital (with no pre-emption rights for shareholders) to employees, board members and advisors in the group via a stock option plan of in all 2,450,000 shares. 1,950,000 options apply for the period until ordinary general meeting in 2001 and 500,000 until November 2001.

    At present, the group has three stock option plans:

  •
  A two-year program in Proxima ASA where, as of December 31, 1999, a total of 575,000 stock options were distributed after adjustments for cancellations. 50% could be exercised after January 1, 1999 and the remaining 50% after January 1, 2000. The stock options will expire on March 10, 2000. As of December 31, 1999, 192,500 stock options had been exercised.

  •
  A three-year program in Proxima ASA where, as of December 31, 1999, a total of 486,000 stock options were distributed after adjustments for cancellations. The options vest 1/3 per year and can be exercised for the first time 12 months after the allotment. Options not exercised can be accumulated until the end of the option plan period. As of December 31, 1999 40,000 options were exercised.

  •
  A five-year program for Proxima Corporation. Adjusted for cancellations 763,134 stock options were originally issued in 1998 and, as of December 31, 1999, 855,585 stock options had been issued adjusted for cancellations. The options vest 1/3 per year over the first three years and can be exercised for the first time 12 months after the allotment. Options not exercised can be accumulated until the end of the option plan period. As of December 31, 1999, approximately 2,000 options had been exercised.

    The subscription price is the original market rate at the time of issue with an additional 1% increase per month (the addition does not apply to employees of Proxima Corporation). In November 1998, previously issued stock options were repriced. The original subscription price was NOK 41.67 per share for 700,000 shares and NOK 50.00 per share for 1,250,000 shares before the repricing at NOK 40.00 per share with an additional 1% increase per month which took place in November 1998 (the addition does not apply to employees of Proxima Corporation). The repricing was regarded as a one-time event and was undertaken because of the general fall in the stock market. As the repricing was in accordance with the current stock market price on that day, the repricing did not result in an expense for the company that had to be recorded in the accounts.

    The following table summarizes the stock option activity of the aforementioned plans:

	1999		1998		1997
Figures in NOK 1,000, except per share data	Number of Stock options	Weighted average exercise price (NOK/Sh.)	Number of stock options	Weighted average Exercise price (NOK/Sh.)	Number of stock options	Weighted average Exercise price (NOK/Sh.)
Number of shares as of 01.01	1,638,550	40.41	630,000	44.17	0	—
Issued	318,451	51.63	1,063,550	40.00	630,000	41.67
Exercised	234,149	45.56	0	—	0	—
Cancelled	40,416	40.00	55,000	46.67	0	—
Number of shares as of 12.31	1,682,436	44.44	1,638,550	40.41	630,000	44.17
Vested at the end of the year	416,896	42.47	0	—	0	—

    Weighted average remaining life of stock options in the company on December 31, 1999 is 2.48 years.

    The group has calculated pro forma information for income for the year as if the group had entered the stock-based compensation plans in the accounts at their actual value. In the following pro forma statement, the actual value of the stock options has been calculated and charged over the period until the stock options can be exercised.

Figures in NOK 1,000, except per share data	1999	1998	1997
Reported income for the year	135,238	100,637	98,043
Earnings per share (NOK)	3.27	2.48	2.69
Pro forma income for the year	128,894	68,331	92,125
Pro forma earnings per share (NOK)	3.12	1.68	2.53
Weighted average actual value per stock option issued for the year (NOK)	19.92	19.72	9.39
Actual value of the stock options are calculated by use of the Black-Scholes model with the following assumptions:
Estimated yearly volatility as an average, when issued	45%	80%	42%
Risk-free interest when issued	4.7 - 5.8%	5.5 - 5.6%	3.3%
Estimated lifetime in years, provided further approval from the board	2.9 - 5.0 years	1.3 - 5.0 years	2.7 years
Estimated dividend	0%	0%	0%

Note 13—Pension Plan

    Proxima ASA has a collective pension plan with an insurance company for its employees (secured scheme). The scheme is a defined benefit plan, i.e. the company bears the financial responsibility for ensuring that its employees receive the agreed benefits. The liability covers 135 employees, compared with 68 employees in 1998. The company also provides an unsecured pension plan for some of its employees. Proxima Corporation also provides a pension plan for its employees. This plan is a defined contribution plan. When the company has provided the contribution to the pension plan, it has no other obligations. The annual cost is thus equal to the contribution, and no entry is made in the balance sheet. Actuarial calculations for Proxima ASA are made each year on the basis of information from the company.

    The following conditions form the basis of calculations:

	1999	1998	1997
Discount rate	6.0%	6.0%	5.0%
Estimated return pension funds	7.0%	7.0%	8.0%
Estimated salary increase	3.5%	3.5%	3.5%
Estimated increase of base amount	3.5%	3.5%	3.5%
Pension adjustments	3.0%	3.0%	3.0%
Average estimated voluntary retirement	2.5%	2.5%	2.5%

    Based upon these assumptions the pension liabilities, pension funds and pension costs are calculated as follows:

Figures in NOK 1,000	1999	1998
Calculated pension liabilities	(7,990)	(5,281)
The market value of the pension funds	5,705	3,853

= Estimated Net pension liabilities	(2,285)	(1,428)
Non-realized changes of estimates	2,034	1,197

Net pension liabilities	(251)	(231)

  Specification of pension costs:

Figures in NOK 1,000	1999	1998	1997
Pensions earned during the year	1,932	932	1,085
Interest cost from pension liabilities	338	243	178
Expected return on pension funds	(310)	(216)	(163)
Realized deviations and changes of estimates	82	46	132

Pension cost	2,042	1,005	1,232
Contribution to pension plan in Proxima Corporation	2,608	1,275	0

Total pension costs in the group	4,650	2,280	1,232

    Estimate changes and deviations are amortized over the estimated remaining service period provided they exceed 10% of the largest of the pension liabilities and pension funds (corridor).

Note 14—Leasing Commitments

    The group is responsible for leasing buildings under leasing agreements that will expire on June 30, 2002, March 31, 2004 and April 30, 2009, respectively.

    As of December 31, 1999, future-leasing liabilities in accordance with agreements entered into will be as follows:

2000	NOK 10.9 million
2001	NOK 11.1 million
2002	NOK 10.9 million
2003	NOK 10.5 million
2004	NOK 5.4 million
Following years, total	NOK 16.0 million

Total lease commitments	NOK 64.8 million

Note 15—Legal Claims and Other Contingencies

    From time to time Proxima becomes involved in ordinary, routine or regulatory legal proceedings incidental to the business. The management's judgment is that these contingent liabilities do not have significant influence on the group's financial position, results or cash flow.

Note 16—Other Operating Expenses

Figures in NOK 1,000	1999	1998	1997
Marketing expenses	79,767	56,793	15,230
Rental	12,440	8,036	3,126
Loss on debtors	7,911	(4,370)	3,332
Other operating expenses	189,403	115,518	39,366

Total other operating expenses	289,521	175,977	61,054

Note 17—United States Generally Accepted Accounting Principles

    The consolidated financial statements have been prepared under Norwegian generally accepted accounting (N GAAP), which differs in certain respects from United States generally accepted accounting principles (U.S. GAAP). The principal differences between the Group's accounting principles under N GAAP and U.S. GAAP are set out below:

Reconciliation of net income from N GAAP to U.S. GAAP

			Year end December 31,
Amounts in NOK 1000	Ref.		1999	1998	1997
Net income in accordance with N GAAP			135,238	100,637	98,043
Adjustments for U.S. GAAP:
Marketable securities	(a	)	(4,327)	(25,949)
Stock Compensation	(b	)	(6,815)	314	(22,749)
Business Combinations	(c	)	3,171	(20,544)
Property and equipment	(d	)	2,307	786	593
Tax effect of U.S. GAAP adjustments	(e	)	57	(220)	(166)

Net income in accordance with U.S. GAAP			129,631	55,024	75,721

Approximate earnings (basic and dilutive) per share in accordance with U.S. GAAP
Basic			3.13	1.36	2.08
Dilutive (treasury stock method)			3.12	1.36	2.08
Shares used for Basic EPS			41,341,551	40,637,481	36,471,620
Shares used for Diluted EPS			41,611,110	40,701,911	36,482,661

Reconciliation of shareholders equity from N GAAP to U.S. GAAP

			Year end December 31
Amounts in NOK 1000	Ref.		1999	1998
Shareholders equity in accordance with N GAAP			901,931	729,962
Adjustments for U.S. GAAP:
Marketable Securities	(a	)		4,254
Stock Compensation	(b	)	(5,852)	(2,404)
Business Combinations	(c	)	(49,686)	(50,880)
Property and Equipment	(d	)	8,064	5,757
Tax effects of U.S. GAAP adjustments	(e	)	(2,258)	(1,612)

Shareholders' equity in accordance with U.S. GAAP			852,199	685,077

The following table reflects the components of comprehensive income under U.S. GAAP

Amounts in NOK 1000	1999	1998
Net income	129,631	55,024
Translation adjustments	17,849	(621)

Comprehensive income	147,480	54,403

(a) Marketable Securities

    Under Norwegian GAAP, the Company's long-term investments in marketable securities are recorded at cost. The cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the writedown shall be included in earnings only if the decline in fair value of these securities is judged to be permanent

    Under U.S. GAAP, such securities that are available for sale are carried at fair value with unrealized gains or losses, net of tax, recorded as a separate component of shareholders' equity. If the decline in fair value of these securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the writedown shall be included in earnings.

(b) Stock Compensation

    In accordance with Norwegian GAAP, the Company did not recognize compensation expense for stock options granted to employees with no intrinsic value. On the grant date, it was agreed that the exercise price of the options would equal the quoted market price of the Company's stock and would increase by 1% per month until the date such options are exercised.

    In accordance with U.S. GAAP, the measurement date for determining compensation cost for stock options is the first date at which both the number of shares the employee is entitled to receive and the exercise price of the options are known. When the Company granted stock options, the number of shares was known at the grant date, however, the exercise price to be paid was not because it was not known when the employee would exercise the options. Accordingly, variable grant accounting would apply under U.S. GAAP and the intrinsic value of the options at the end of each reporting period, based on a presumed exercise price and the quoted market price of the Company's stock, would be calculated and recorded as compensation expense over the vesting period.

    In accordance with Norwegian GAAP, the Company did not recognize compensation expense for shares issued to employees at a price below the quoted market price of the Company's stock.

    In accordance with U.S. GAAP, the intrinsic value of such shares would be calculated and recorded as compensation expense over the vesting period.

(c) Business Combinations

    In accordance with Norwegian GAAP, purchase price adjustments, which are broadly defined, and the related allocation to the fair value of the net assets acquired are recorded in connection with purchase business combinations.

    In accordance with U.S. GAAP, certain purchase price adjustments, such as provisions for restructuring, are narrowly defined and are not recorded unless specific criteria are met. The basis for goodwill and related amortization would be adjusted accordingly under U.S. GAAP.

    The following illustrates the net effect of the business combination differences on the financial statement line items:

	December 31,
	1999	1998
Shareholders equity
Deferred tax asset	(7078)
Goodwill	(60,311)	(69,209)
Inventories	11,125	7,777
Accrued expenses	6,578	10,552

Effect on shareholders equity	(49,686)	(50,880)

	Year ended December 31,
	1999	1998
Cost of goods sold	2,929	(13,454)
Personnel expenses	(929)	(5,285)
Goodwill amortization	4,967	3,405
Other operating expenses	(3,796)	(5,210)

Effect on net income	3,171	(20,544)

(d) Property and Equipment

    In accordance with Norwegian GAAP, the Company records certain tangible fixed assets at historical cost less accumulated depreciation. Such assets have estimated useful lives between 3 and 5 years. Similar costs with estimated useful lives less than 3 years do not qualify as tangible fixed assets and are expensed as incurred.

    In accordance with U.S. GAAP, all tangible fixed assets are recorded at historical cost less accumulated depreciation.

(e) Tax effects of U.S. GAAP adjustments

    The tax adjustment includes the income tax effects of U.S. GAAP adjustments, where appropriate.

Note 18—Subsequent Events

    Proxima ASA and In Focus Systems Inc. (In Focus) announced March 6, 2000 that they had entered into a definitive agreement to merge the activity of the two entities. Technically, In Focus will make a public exchange offer to all shareholders of Proxima. The combined company will be called "InFocus Corporation" and will continue to market multimedia solutions under all three of its popular brand names: In Focus, PROXIMA and ASK. The proposed transaction calls for Proxima shareholders to exchange each of their shares for 0.3615 shares of In Focus. Following the business combination, Proxima shareholders will comprise approximately 38% of the new company and In Focus shareholders approximately 62%.

    In Focus will apply for a secondary listing on the Oslo Stock Exchange. The Board of Directors of both In Focus and Proxima has unanimously approved the business combination. The transaction is expected to be consummated in the second quarter of 2000, subject to the holders of more than 90% of Proxima's outstanding shares accepting the offer; approval of In Focus shareholders; a number of regulatory approvals and other customary closing conditions.

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